                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2003
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
                        122 TunHua North Road, 14th Floor
                             Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F [x]       Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes [ ]             No [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) :82-           .)

GIGAMEDIA LIMITED is furnishing under cover of Form 6-K:
GIGAMEDIA REPORTS SECOND QUARTER 2003 FINANCIAL RESULTS

(GIGAMEDIA LOGO)


                        GIGAMEDIA REPORTS SECOND QUARTER
                             2003 FINANCIAL RESULTS


TAIPEI, Taiwan, August 14, 2003 - GigaMedia Limited ("GigaMedia" or the "Company") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced its second quarter operating and financial results.

Key Results:
     - Offline music distribution business results significantly impacted by SARS; sales declined approximately 17% in each of April and May.
     - Online consumer ISP business unit closing on breakeven; recorded positive EBITDA of approximately NT$19.6 million.
     - Cash burn rate in broadband ISP business unit declined 14% to NT$3.1 million.
     - Company in a strong financial position with approximately NT$2.0 billion in total cash, short-term investments and liquid marketable securities.

Chief Executive Officer Raymond Chang said, "During the second quarter we continued to make progress in our financial performance. Although our offline music distribution business was impacted by the outbreak of SARS in Taiwan, current sales in our music stores indicate that the impact of SARS was temporary. In our online ISP operations, as a result of tight cost controls and increased revenues, we recorded positive EBITDA. In sum, although the overall business environment is challenging and SARS resulted in significant sales deterioration in this period, consistent improvements in our businesses on an operating level demonstrate that we are tracking toward profitability."


CONSOLIDATED FINANCIAL RESULTS
(SECOND QUARTER 2003 VERSUS FIRST QUARTER 2003)

For the second quarter of 2003, GigaMedia reported consolidated revenues of NT$725.6 million, compared with revenues of NT$914.1 million for the first quarter. The Company's second quarter performance was led by results in its offline music distribution business, which recorded revenues of NT$558.4 million during the period.

Operating loss was NT$80.9 million in the second quarter compared with NT$70.4 million during the first quarter. The increase in operating loss during the quarter was mainly related to a decline in sales recorded by GigaMedia's offline business unit, G-Music. G-Music's sales were negatively impacted by SARS in the second quarter. The SARS epidemic in Taiwan deterred customers from visiting many public locations during the period, including the stores of G-Music's two leading music store chains. Taiwan's SARS epidemic has since subsided, and customer sales in the G-Music chain stores are now showing some improvement.

Non-operating income during the second quarter consisted of interest income of NT$4.2 million, foreign exchange loss of NT$4.4 million, and investment income of NT$4.8 million. Total non-operating income decreased to negative NT$12.5 million in the second quarter of 2003 from NT$7.9 million in the previous quarter, primarily due to an expense of approximately NT$17.3 million during the second quarter related to payment of an insurance deductible. This payment was made in connection with a class action lawsuit related to the initial public offering of our stock.

The Company reported a net loss of NT$73.7 million for the second quarter versus a loss of NT$50.1 million in the first quarter, mainly due to payment of the aforementioned insurance deductible.

Cash and other cash equivalents at the end of the first quarter totaled NT$1.1 billion, not including additional short-term investments totaling NT$900.0 million, compared to NT$1.1 billion and NT$842.9 million, respectively, during the previous period, representing a total increase of approximately NT$52.7 million.

GigaMedia's long-term investments include an investment of US$10 million with a maturity date of 2005.


BUSINESS SEGMENT RESULTS

ONLINE ENTERTAINMENT (BROADBAND ISP)

SECOND QUARTER 2003 RESULTS COMPARED TO FIRST QUARTER 2003 RESULTS

--------------------------------------------------------------------------------------------------------------------
          CATEGORY                        2Q03                          1Q03                   VARIATION(%)
--------------------------------------------------------------------------------------------------------------------
       Total revenues               NT$167.2 million              NT$161.2 million                   4
--------------------------------------------------------------------------------------------------------------------
      Access revenues               NT$161.8 million              NT$153.8 million                   5
--------------------------------------------------------------------------------------------------------------------
        Subscribers                      100,677                       103,375                      -3
--------------------------------------------------------------------------------------------------------------------
            ARPU                         NT$426                        NT$416                        2
--------------------------------------------------------------------------------------------------------------------
  Total costs and expenses          NT$198.3 million              NT$200.0 million                  -1
--------------------------------------------------------------------------------------------------------------------
       Operating cost               NT$127.1 million              NT$132.8 million                  -4
--------------------------------------------------------------------------------------------------------------------
            SG&A                     NT$53.0 million               NT$50.9 million                   4
--------------------------------------------------------------------------------------------------------------------
  Operating income (loss)           (NT$31.2 million)             (NT$38.6 million)                 19
--------------------------------------------------------------------------------------------------------------------
     Net income (loss)              (NT$45.9 million)             (NT$32.7 million)          (Not meaningful)
--------------------------------------------------------------------------------------------------------------------
    Operating cash burn              NT$3.1 million                NT$3.6 million                  -14
including capex (quarterly)*
--------------------------------------------------------------------------------------------------------------------

*We define operating cash burn including capex as EBIT plus non-cash items minus capex.

Operating cash burn per month including capex declined from NT$1.2 million to NT$1.0 million, quarter over quarter.


TOTAL REVENUES AND CORPORATE ACCESS REVENUES INCREASED

Total revenues for the quarter ended June 30, 2003 increased 4% to NT$167.2 million from NT$161.2 million during the previous quarter.

Total access revenues increased 5% to NT$161.8 million, compared with NT$153.8 million for the quarter ended March 31, 2003, due mainly to a slight increase in ARPU in our subscriber base. The Company's continued focus on migrating users to higher specification products helped support ARPUs during the period. GigaMedia recognizes access revenues net of the revenue split with its cable partners.

Total corporate revenues through our wholly-owned subsidiary Koos Broadband Telecom Limited ("KBT") increased approximately 15% during the second quarter.

The ISP business recorded content subscription revenues of NT$3.6 million during the period, as compared to NT$4.2 million during the first quarter. Content revenues consist mainly of subscriber revenues from GigaMedia's broadband videostreaming site GigaTV (www.gigatv.com.tw).

Sales/rental/installation revenues in the ISP business, which include routers and switches, increased to NT$935 thousand for the second quarter from NT$597 thousand during the first quarter.

Advertising revenues increased to NT$273 thousand in the first quarter from NT$228 thousand for the first quarter. The Company has de-emphasized this aspect of its business and does not expect to record significant advertising revenues going forward.


TOTAL COSTS FLAT; OPERATING COST DECREASED

Total costs and expenses were flat at NT$198.3 million in the second quarter, compared to NT$200.0 million in the prior period.

Operating costs decreased in the second quarter to NT$127.1 million versus NT$132.8 million in the previous quarter, largely due to lowered cost of sales during the second quarter. Operating costs during the period consisted mainly of costs associated with business operations and customer service departments of NT$25.3 million, telecommunications costs of NT$53.6 million, and depreciation cost of network equipment other than cable modems amounting to NT$29.3 million.

Included in this quarter's operating costs was amortization of fees related to backbone maintenance, peering arrangements and billing software, which totaled NT$5.7 million.

The Company's SG&A costs were relatively flat during the second quarter, increasing by approximately NT$2.1 million, or 4%, to NT$53.0 million as a result of professional fees.


OPERATING LOSS NARROWED

Operating loss decreased by 19% to NT$31.2 million from NT$38.6 million, quarter over quarter.


NET LOSS INCREASED

Net loss increased in the second quarter to a loss of NT$45.9 million from a loss of NT$32.7 million in the prior period, resulting primarily from payment of an insurance deductible of approximately US$500 thousand. This payment was made in connection with a class action lawsuit related to the initial public offering of our stock.


OPERATING CASH BURN DECREASED

Operating cash burn was NT$3.1 million during the period, or NT$1.0 million per month, versus NT$3.6 million in the first quarter, or NT$1.2 million per month. The decline in operating cash burn was driven by reduced operating losses during the period. GigaMedia defines operating cash burn per month including capex as EBIT plus non-cash items minus capex.


ARPU INCREASED

Blended average revenue per user ("ARPU") for GigaMedia's one-way cable, two-way cable and ADSL broadband access services increased during the second quarter to NT$426, compared with NT$416 in the first quarter. This was achieved despite strong market competition and continued price pressure. Management expects minimal ARPU gains in the foreseeable future.

One-way ARPU decreased 9% to NT$268 compared to NT$296 during the previous quarter, due to termination of GigaMedia's no minimum meter rate package. ARPU for two-way cable during the period increased slightly to NT$615 compared with NT$612 during the previous period. ARPU for ADSL for the three-month period increased 2% to NT$394 from NT$387, due primarily to an increase in the number of subscribers to higher specification products during the period.


OFFLINE MUSIC DISTRIBUTION (G-MUSIC)

The following represents the results of the Rose Records and Tachung Records music store chains for the three-month period.

G-MUSIC SECOND QUARTER 2003 RESULTS COMPARED TO FIRST QUARTER 2003 RESULTS
The following reflects the results of G-Music, not GigaMedia's 58.6% interest in G-Music, during the periods indicated. Minority interests have not been excluded.

--------------------------------------------------------------------------------------------------------------------
          CATEGORY                        2Q03                           1Q03                   VARIATION(%)
--------------------------------------------------------------------------------------------------------------------
       Total revenues               NT$558.4 million               NT$752.9 million                  -26
--------------------------------------------------------------------------------------------------------------------
            COGS                    NT$482.0 million               NT$655.6 million                  -26
--------------------------------------------------------------------------------------------------------------------
        Gross margin                       14%                            13%                          8
--------------------------------------------------------------------------------------------------------------------
            SG&A                    NT$126.2 million               NT$129.0 million                   -2
--------------------------------------------------------------------------------------------------------------------
  Total costs and expenses          NT$608.1 million               NT$784.6 million                  -22
--------------------------------------------------------------------------------------------------------------------
  Operating income (loss)           (NT$49.7 million)              (NT$31.8 million)                 -56
--------------------------------------------------------------------------------------------------------------------
     Net income (loss)              (NT$47.5 million)              (NT$29.8 million)                 -59
--------------------------------------------------------------------------------------------------------------------


TOTAL REVENUES DOWN

Total revenues for the quarter ended June 30, 2003 were NT$558.4 million, down 26% from the NT$752.9 million recorded during the prior period, attributable to the impact of SARS on customer shopping behavior during the period and the overall decline of the recorded music market. GigaMedia records offline music business revenues under sales revenues.


COSTS AND EXPENSES DECLINED

Total COGS, net of return and allowance for the quarter ended June 30, 2003, was NT$482.0 million, a decrease of approximately NT$173.7 million, or 26% quarter over quarter. The decline in COGS was in line with the decline in total revenues during the period. Gross margin for the offline music business was up slightly at 14%, or NT$76.4 million. Gross margin in the music distribution business remains under pressure from an overall decline in the market. GigaMedia records COGS from its offline music business under cost of sales.

G-Music recorded a decrease in SG&A costs during the second quarter of approximately NT$2.8 million.

GigaMedia management made a concerted effort during the SARS epidemic in Taiwan to work with key vendors and landlords to minimize the business impact of SARS. Management expects to see the effects of related rental concessions and business cooperation in GigaMedia's third quarter results.


OPERATING MARGIN DECLINED

Operating margin for the quarter ended June 30, 2003 was negative 9%, or an operating loss of NT$49.7 million. This represented an increased loss of approximately NT$17.9 million over the first quarter, due primarily to lower sales recorded during the second quarter.


NET LOSS INCREASED

Net loss increased from negative NT$29.8 million to negative NT$47.5 million, primarily due to light sales during the second quarter.


ABOUT GIGAMEDIA
GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The Company's online/offline business model provides the Company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. These businesses were acquired in February and September of 2002, respectively, and together hold approximately a 50% share of Taiwan's music retail market.

Online, the Company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The Company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 21 cable system partners, the Company's cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium businesses. In addition, the Company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com.

Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan.

Strategic investors of GigaMedia include the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from < http://ir.giga.net.tw >.

The directors of GigaMedia (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement (the omission of which would render any statement in this announcement misleading in any material respect), and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of GigaMedia has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in July 2003.

CONTACT:
GIGAMEDIA LIMITED
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw
                               (Tables to follow)
================================================================================

             GIGAMEDIA LIMITED CONSOLIDATED STATEMENT OF OPERATIONS
                           JUNE 30 AND MARCH 31, 2003

                                                                  ---------------------------------------
                                                                     2Q03                        1Q03
                                                                  ---------------------------------------
                                                                      NT$                         NT$
                                                                  ---------------------------------------
OPERATING REVENUE
  ACCESS REVENUE                                                  161,783,213                 153,747,807
  SALES/RENTAL/INSTALLATION                                       548,515,430                 738,490,527
  WEB DEVELOPMENT REVENUES
  ADVERTISING AND PROMOTIONAL REVENUE                              11,109,431                  15,212,351
  SUBSCRIPTION REVENUE                                              3,573,448                   4,151,738
  OTHER REVENUE                                                       583,340                   2,475,581
                                                                  ---------------------------------------
     TOTAL                                                        725,564,862                 914,078,004
                                                                  ---------------------------------------

COST AND EXPENSES
  OPERATING COST                                                  127,117,305                 132,819,405
  COST OF SALES/RENTAL/INSTALLATION                               490,013,739                 660,596,334
  WEB DEVELOPMENT EXPENSES                                                  0                           0
  PRODUCT DEVELOPMENT AND ENGINEERING EXPENSES                      9,725,991                  10,797,099
  SELLING AND MARKETING EXPENSES                                  121,277,291                 129,290,997
  GENERAL AND ADMINISTRATIVE EXPENSES                              57,929,088                  50,623,777
  BAD DEBT EXPENSES                                                   380,133                     303,006
  GOODWILL VALUATION EXPENSES
  OTHER COSTS                                                               0                           0
                                                                  ---------------------------------------
     TOTAL                                                        806,443,547                 984,430,618
                                                                  ---------------------------------------

OPERATING LOSS                                                    (80,878,685)                (70,352,614)
                                                                  ---------------------------------------

NON-OPERATING INCOME (EXPENSE)
  INTEREST INCOME                                                   4,242,682                   3,690,985
  FOREIGN EXCHANGE GAIN (LOSS)-NET                                 (4,374,364)                   (192,975)
  INVESTMENT INCOME                                                 4,797,288                   4,183,675
  GAIN FROM DISPOSAL OF PROPERTY, PLANT AND EQUITY                 (2,771,837)                    (38,620)
  INTEREST INCOME (EXPENSES)                                          (35,780)                 (1,203,740)
  OTHER NON-OPERATING INCOME(EXPENSE)                             (14,320,973)                  1,454,658
                                                                  ---------------------------------------
     TOTAL NON-OPERATING INCOME-NET                               (12,462,984)                  7,893,983
                                                                  ---------------------------------------
INCOME TAX (EXPENSE)                                                  (53,027)                          0
                                                                  ---------------------------------------
  MINORITY INTEREST INCOME                                         19,720,058                  12,318,028
                                                                  ---------------------------------------
  PRE ACQUISITION EARNINGS                                                  0                           0
                                                                  ---------------------------------------
NET INCOME (LOSS)                                                 (73,674,638)                (50,140,603)
                                                                  =======================================
NET LOSS PER COMMON SHARE                                               (1.47)                      (1.00)
                                                                  =======================================
AVERAGE SHARES OUTSTANDING                                         50,154,000               50,154,000.00


                                GIGAMEDIA LIMITED
                           CONSOLIDATED BALANCE SHEET
                           June 30 and March 31, 2003

                                                                              2ND QUARTER, 2003            1ST QUARTER, 2003
                                                                              -----------------            -----------------
                                                                                     NT$                          NT$
                                    ASSETS                                       Consolidated                 Consolidated
----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  CASH AND CASH EQUIVALENTS                                                      1,134,183,302               1,138,717,490
  SHORT-TERM INVESTMENTS                                                           900,053,561                 842,866,066
  ACCOUNTS RECEIVABLE                                                              154,744,679                 150,565,490
  RECEIVABLE FROM RELATED PARTIES                                                            0                           0
  INVENTORIES-NET                                                                  245,162,115                 307,151,203
  PREPAID EXPENSES                                                                  27,466,547                  20,621,033
  RESTRICTED CASH                                                                   63,378,217                  62,920,826
  OTHER CURRENT ASSETS                                                              65,095,637                 109,940,896
                                                                                 -------------               -------------
    TOTAL CURRENT ASSETS                                                         2,590,084,058               2,632,783,004
                                                                                 -------------               -------------
INVESTMENT
  TOTAL INVESTMENT                                                                 580,085,354                 582,575,728
                                                                                 -------------               -------------
PROPERTY, PLANT AND EQUIPMENT-NET
      NET                                                                          678,152,450                 709,350,229
                                                                                 -------------               -------------
INTANGIBLE ASSETS-NET
      NET                                                                          251,686,904                 259,544,027
                                                                                 -------------               -------------
OTHER ASSETS                                                                     -------------               -------------
    TOTAL OTHER ASSETS                                                             185,601,689                 167,983,830
                                                                                 =============               =============
TOTAL ASSETS                                                                     4,285,610,455               4,352,236,818
                                                                                 =============               =============

                                                                              -----------------            -----------------
                                                                                     NT$                          NT$
                          LIABILITIES & SHAREHOLDERS' EQUITY                     Consolidated                 Consolidated
----------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  LOAN                                                                                       0                           0
  ACCOUNTS PAYABLE                                                                 464,588,362                 461,260,844
  PAYABLE TO RELATED PARTIES                                                                 0                           0
  PAYABLE TO EQUIPMENT SUPPLIERS                                                       101,070                           0
  ACCRUED SALARIES AND BONUS                                                        28,719,694                  19,750,840
  ACCRUED EXPENSES                                                                  46,358,915                  52,814,959
  LEASE OBLIGATIONS                                                                          0                           0
  OTHER CURRENT LIABILITIES                                                         61,614,372                  41,000,555
                                                                                 -------------               -------------
    TOTAL CURRENT LIABILITIES                                                      601,382,413                 574,827,198
                                                                                 -------------               -------------
OTHER LIABILITIES                                                                -------------               -------------
    TOTAL OTHER LIABILITIES                                                         54,555,938                  51,624,149
                                                                                 -------------               -------------
    TOTAL LIABILITIES                                                              655,938,351                 626,451,347
                                                                                 -------------               -------------
  MINORITY INTEREST                                                                195,142,292                 214,862,350
                                                                                 -------------               -------------
SHAREHOLDERS' EQUITY                                                             -------------               -------------
    TOTAL SHAREHOLDERS' EQUITY                                                   3,434,529,812               3,510,923,122
                                                                                 =============               =============
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       4,285,610,455               4,352,236,818
                                                                                 -------------               -------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              GigaMedia Limited
                                              -----------------
                                              (Registrant)


Date: August 14, 2003                         By: /s/ Hsia, Winston
---------------------                         ---------------------
                                              (Signature)
                                              Name: Hsia, Winston
                                              Title: Chief Financial Officer